NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

September 24, 2025

Anuja Majmudar

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      HNO International, Inc.

Amendment 3 to Offering Statement on Form 1-A

Filed September 3, 2025

File No. 024-12607

Dear Ms. Majmudar:

This is in response to the letter of comment of the Staff dated September 10, 2025, relating to Amendment No. 3 to the Offering Statement on Form 1-A of HNO International, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment 3 to Offering Statement on Form 1-A

Business

Our Products, page 19

Comment No. 1: We note your response to prior comment 8 and reissue the comment in part.

Please explain how the revenue of $2,832,000 is determined. In this regard, please provide a description similar to that provided under Hydrogen Production Facility on page 21.

Please be advised that the subject disclosure has been revised, in response to such comment.

Comment No. 2: In regards to your HyGridTM System, we note that you will construct and own the system, even though located at the customer's location. Tell us whether or not depreciation and repairs and maintenance of the system are included in your projected financial performance. If not, tell us why not.

Please be advised that the subject disclosure has been revised to include depreciation and repairs and maintenance expenses, in response to such comment.

Comment No. 3: In regards to the CHRS product, please clarify whether or not you are constructing this product. If so, disclose the cost of construction. Additionally, if you are constructing and selling the product and have no further obligations, revise footnote (2) to accurately describe the Cost of Goods Sold.

Please be advised that the subject disclosure has been revised, in response to such comment.

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Security Ownership of Certain Beneficial Owners and Management, page 33

Comment No. 4: We note your response to our prior comment 4. Consistent with your disclosure elsewhere, please revise to correct the reference in footnote 1 from 95,290,491 issues shares to 95,920,491 issued shares.

Please be advised that the subject disclosure has been revised.

General

Comment No. 5: We note your revised disclosure that the selling shareholder is offering up to 333,333 shares of common stock. Please revise your legal opinion as appropriate.

Please be advised that a revised legal opinion has been filed as Exhibit 12.1.

Comment No. 6: We note you disclose in Item 4 of Part I that the portion of the aggregate offering price attributable to securities being offered on behalf of the issuer is $28,750,000, but you also disclose that the estimated net proceeds to the issuer are $28,871,666. Please advise or revise.

Please be advised that Item 4 of Part 1 has been revised, in response to such comment.

Additional Information About Share Issuance: Since the filing of Amendment No. 3, the Company has issued 1,625,000 shares of common stock, increasing the total shares outstanding to 97,545,491. The Company entered into Stock Subscription Agreements with two accredited investors pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933, as amended, whereby the Company privately sold such shares of common stock for cash proceeds of $50,000. These shares of common stock were issued as “restricted securities.”

Oral Comment No. 1: The typographical errors indicated have been corrected.

Oral Comment No. 2: An update with respect to the Katy, Texas, project has been included in the amendment.

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Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

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We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC By: /s/ Eric Newlan Eric Newlan Managing Member

cc: HNO International, Inc.

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